Michael A. Littman
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                       (303) 422-8127 * Fax (303) 431-1567
                                malattyco@aol.com


                                  June 22, 2015



Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

Re: T-Rex Oil, Inc.
Amendment No. 2 to Current Report on Form 8-K12G3
Filed May 13, 2015
Form 8-K
Filed April 1, 2015
File No. 0-51425

Dear Ms. Dorin:

We received your comment letter to Amendment No. 2, therefore we are submitting this letter in response. Amendment No. 3 to Form 8K12g3 has been filed on the EDGAR system in which we have made edits in response to comment s number 1-4.

AMENDMENT NO. 2 TO CURRENT REPORT ON FORM 8-K12G3 FILED MAY 13, 2015
--------------------------------------------------------------------

SUMMARY OF OIL AND NATURAL GAS PROPERTIES AND PROJECTS, PAGE 6
--------------------------------------------------------------

DEVELOPED AND UNDEVELOPED ACREAGE, PAGE 6
-----------------------------------------

1. We note your response to prior comment 1, including the revisions in Amendment No. 2 to your acreage and ownership interests. However, we note certain discrepancies continue to exist between the figures in the tabular presentation on page 6 and corresponding figures disclosed in the narrative description of the properties provided on pages 7 through 8. Please advise or revise your disclosure regarding the inconsistencies in your figures.

     ANSWER: We have revised our disclosures to be consistent.

2. We note in response to prior comment 2 that you have revised the tabular presentation of your acreage on page 6 of Amendment No. 2. However, your disclosure of "developed" acreage for Kimball County, Nebraska appears inconsistent with the disclosure provided on page 8. This disclosure indicates that you have an agreement to participate in the drilling of future development wells, but does not otherwise indicate there are any wells currently on your acreage that have been drilled or completed to a point that would permit the production of economic quantities of oil or gas. As such, the Kimball County acreage would be deemed undeveloped pursuant to the guidance in Item 1208(c)(4) of Regulation S-K.

Given the foregoing, please advise or revise the tabular presentation of developed and undeveloped acreage on page 6 to resolve inconsistencies in the classification of acreage for Kimball County, Nebraska to conform to Item 1208(b) of Regulation S-K.

     ANSWER: We have determined that our disclosures were confusing as to our Sioux County, Nebraska property and Kimball County, Nebraska property. Both properties have one (1) existing well, both of which have had intermittent historical production. As such we have revised the disclosures on pages 7-8 and have changed the categorization on the 2014 Productive well table to Nebraska, rather than Sioux County, Nebraska.

PRODUCTIVE WELLS, PAGE 6
------------------------

3. We note in response to prior comment 3 that you have revised the tabular presentation of your productive wells on page 6 of Amendment No. 2. However, your disclosure of 2 gross and 1.65 net productive oil wells for Sioux County, Nebraska appears inconsistent with the disclosure provided elsewhere on pages 7 and 8 that indicates you acquired one oil well that produces intermittently. We also note disclosure that indicates you have two future wells that are prospective for oil on your acreage. However, if these wells have not been drilled and completed and are producing or mechanically capable of production at your reporting date, these wells would not be deemed to be productive wells pursuant to the guidance in Item 1208(c)(3) of Regulation S-K. Based on the information provided on pages 7 and 8, it appears that you may have 1 gross and 1 net productive oil well relating to the Sioux County, Nebraska acreage.

Given the foregoing, please advise or revise the tabular presentation of productive wells on page 6 to resolve inconsistencies relating to the number of productive oil wells currently attributable to your acreage and working interest in Sioux County, Nebraska to conform to Item 1208(a) of Regulation S-K.

     ANSWER: We have determined that our disclosures were confusing as to our Sioux County, Nebraska property and Kimball County, Nebraska property. Both properties have one (1) existing well, both of which have had intermittent historical production. As such we have revised the disclosures on pages 7-8 and have changed the categorization on the 2014 Productive Well table to Nebraska, rather than Sioux County, Nebraska.

FORM 8-K FILED APRIL 1, 2015
----------------------------

4. We note that you entered into an agreement to acquire Western Interior Oil & Gas Corp. ("WIOG") on March 28, 2015 in exchange for shares of your restricted common stock. Disclosure in your Form 8-K states that financial statements for WIOG will be filed by amended Form 8-K prior to May 31, 2015. We may have comments after reviewing these financial statements. Also, please provide us with an analysis explaining how you intend to account for this acquisition pursuant to FASB ASC 805-10.

     ANSWER: On March 28, 2015, the Company entered into a Share Exchange Agreement ("Agreement") with the shareholders of Western Interior Oil & Gas Corp ("WIOG") and its shareholders whereby the shareholders of WIOG owning 83% of the Company's issued and outstanding shares of Class A and Class B common stock ("Shareholders") agreed to exchange their shares for 7,470,000 shares of T-Rex's shares of common stock. Further, the remaining shareholders of WIOG owning 17% of WIOG's issued and outstanding shares of Class A and Class B common stock agreed to sell their shares to T-Rex in consideration of $1,001,334 in cash within six months of March 31, 2015 or the effective date of the Agreement.

     As a result of this Agreement, the Shareholders of WIOG would own a minority interest of T-Rex.

     As such, the Company intends to account for the acquisition in accordance with FASB ASC 805-10, with the Company recognized as the acquirer and WIOG recognized as the acquiree. The Company intends upon completion of the audits and engineering reports to make a determination as to whether it will be recognizing goodwill or a gain from a bargain purchase as a result of the transaction.

     The Company does intend to consolidate WIOG and recognize a non-controlling interest in WIOG on its balance sheet.


Sincerely,

/s/ Michael A. Littman


Michael A. Littman






















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